N-SAR Period Ending 4/30/09

Sub-Item 77H:
Changes in control of Registrant

Ceasing control of T. Rowe Price Summit Municipal Income Fund

As of October 31, 2008, National Financial Services for the Exclusive Benefit of Our Customers (?Shareholder?) owned 9,442,159.487 shares of the T. Rowe Price Summit Municipal Income Fund (?Fund?), which represented 26.64% of the outstanding shares of the Fund. The Fund does not believe this entity was the beneficial owner of the shares held. As of April 30, 2009, Shareholder owned less than 25% of the outstanding shares of the Fund. Accordingly, the Shareholder may be presumed to have ceased to be a controlling person of the Fund.